Section 11.       Age Limit.

     No person seventy-two (72) years of age or above shall be eligible for election, reelection, appointment, or reappointment to the Board of Directors. No director shall serve as such beyond the annual meeting of the Corporation immediately following the director becoming age seventy-two (72). This age limitation does not apply to an advisory director or director emeritus.